EXHIBIT 99.1

O2Micro Reports Second Quarter 2017 Financial Results

GEORGE TOWN, Grand Cayman, Aug. 03, 2017 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q2 2017 results were within the range of guidance provided in May 2017.

  GAAP Net Loss per ADS in the second quarter of 2017 was 6 cents, with non-GAAP Net Loss of 4 cents per ADS.

  Revenue in the third quarter of 2017 is expected to increase 2% to 8% compared to Q2 2017.

  Continued strong design activities in Q2 2017, which is expected to remain robust into Q3.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter ending June 30, 2017.

Financial Highlights for the Second Quarter ending June 30, 2017:
O2Micro International Limited (“Company”) reported Q2 2017 revenue of $14.5 million. Revenue was down 2.9% sequentially, and up 9.8% from the same quarter in the previous year. The gross margin in the second quarter of 2017 was 50.9%, which was down from 52.7% in the prior quarter, but up from 50.7% in the second quarter of 2016. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the second quarter of 2017, the Company recorded total GAAP operating expenses of $8.9 million, compared to $9.1 million in the first quarter of 2017, and $8.8 million in the year-ago Q2 period. The GAAP operating margins for the second quarter of 2017, the first quarter of 2017, and second quarter of 2016 were (10.7%), (8.0%), and (15.8%), respectively.

GAAP net loss was $1.4 million in Q2 2017. This compares to a GAAP net loss of $1.5 million in the first quarter of 2017 and a GAAP net loss of $2.0 million in Q2 2016. GAAP net loss per fully diluted ADS was $0.06 in Q2 2017. This compares to a GAAP net loss per fully diluted ADS of $0.06 in Q1 2017 and a GAAP net loss per fully diluted ADS of $0.08 in Q2 2016.

Supplementary Data:
The Company ended the second quarter of 2017 with $47.5 million in unrestricted cash and short-term investments or $1.84 per outstanding ADS. The accounts receivable balance was $8.8 million and represented 49 days sales outstanding at the end of Q2 2017. Inventory was $10.0 million or 124 days and turned over 2.9 times during Q2 2017. As of June 30, 2017, the Company had $60.3 million in working capital and the book value was $79.2 million, or $3.07 per outstanding ADS. As of June 30, 2017, O2Micro International Limited had a total of 359 employees worldwide, including 197 engineers.

Management Commentary:
“Our third quarter revenue guidance reflects strong design activities in the growth drivers of the consumer and industrial markets which include high end backlighting for the TV, power tools, household appliances, and automotive, despite the current dynamic consumer market.” said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions for these product segments will continue to contribute to our top-line growth in upcoming quarters and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its first quarter conference call today, August 3, 2017, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID: 9811927
Participants, Int'l Toll: 719-325-2469
Participants, US/CAN Toll free: 888-468-2440

The Call-in Audio Replay will be available from August 3rd 2017 12:00 Eastern Time (US & Canada) (UTC-05:00) through August, 10 2017 12:00 Eastern Time (US & Canada) (UTC-05:00).
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTQ5ODMzMDMmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Mcro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

NET SALES	$14,514	$13,222	$29,468	$26,207

COST OF SALES	7,127	6,521	14,194	13,168

GROSS PROFIT	7,387	6,701	15,274	13,039

OPERATING EXPENSES
Research and development (1)	4,501	3,775	8,553	7,567
Selling, general and administrative (1)	4,440	5,020	9,494	9,874
Litigation income	-	-	(19)	(23)

Total Operating Expenses	8,941	8,795	18,028	17,418

LOSS FROM OPERATIONS	(1,554)	(2,094)	(2,754)	(4,379)

NON-OPERATING INCOME
Interest income	90	76	169	153
Foreign exchange gain (loss) – net	57	(303)	(159)	(507)
Gain on sale of long-term investments	20	413	20	425
Other – net	183	179	285	416
Total Non-operating Income	350	365	315	487

LOSS BEFORE INCOME TAX	(1,204)	(1,729)	(2,439)	(3,892)

INCOME TAX EXPENSE	230	237	452	438

NET LOSS	(1,434)	(1,966)	(2,891)	(4,330)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	72	139	793	573
Unrealized gain (loss) on available-for-sale securities	-	531	(1)	531
Unrealized pension gain	1	-	2	-
Total Other Comprehensive Gain	73	670	794	1,104

COMPREHENSIVE LOSS	$(1,361)	$(1,296)	$(2,097)	$(3,226)

BASIC AND DILUTED LOSS PER ADS	$(0.06)	$(0.08)	$(0.11)	$(0.17)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	25,864	25,673	25,852	25,686
Diluted (in thousands)	25,864	25,673	25,852	25,686

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$54	$60	$114	$125
Selling, general and administrative	$325	$360	$697	$733

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2017	2016
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$28,850	$31,332
Restricted cash	34	32
Short-term investments	18,640	21,532
Accounts receivable – net	8,815	7,205
Inventories	10,023	9,275
Prepaid expenses and other current assets	1,830	1,106
Total Current Assets	68,192	70,482

LONG-TERM INVESTMENTS	4,245	4,253

PROPERTY AND EQUIPMENT – NET	14,030	13,736

OTHER ASSETS	1,962	2,218

TOTAL ASSETS	$88,429	$90,689

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,132	$4,329
Income tax payable	274	180
Accrued expenses and other current liabilities	3,495	4,102
Total Current Liabilities	7,901	8,611

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	291	281
Deferred income tax liabilities	940	930
Other liabilities	86	83
Total Other Long-Term Liabilities	1,317	1,294

Total Liabilities	9,218	9,905

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of June 30, 2017 and December 31, 2016, respectively Outstanding –1,292,047,650 and 1,279,124,900 shares as of June 30, 2017 and December 31, 2016, respectively	33	33
Additional paid-in capital	142,253	142,738
Accumulated deficits	(44,263)	(41,372)
Accumulated other comprehensive income	5,209	4,415
Treasury stock – 376,988,950 and 389,911,700 shares as of June 30, 2017 and December 31, 2016, respectively	(24,021)	(25,030)
Total Shareholders’ Equity	79,211	80,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,429	$90,689

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com